SCHEDULE 13D

                               (RULE 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 16)*

                         ARV ASSISTED LIVING, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 00204C107
                     ---------------------------------
                               (CUSIP Number)


       Marjorie L. Reifenberg, Esq.                      Lee S. Parks, Esq.
Lazard Freres Real Estate Investors L.L.C.    Fried, Frank, Harris, Shriver & Jacobson
           30 Rockefeller Plaza                          One New York Plaza
         New York, New York 10020                     New York, New York 10004
              (212) 632-6000                               (212) 859-8000

------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communication)

                              October 7, 2002
------------------------------------------------------------------------------
          (Dates of Events Which Require Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  00204C107                                     Page 2 of 12 Pages

1.  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        Prometheus Assisted Living LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           7,595,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        7,595,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,595,069 shares of Common Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14. TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No.  00204C107                                     Page 3 of 12 Pages

1.  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        LF Strategic Realty Investors II L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO, BK

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           8,345,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        8,345,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,345,069 shares of Common Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.8%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No.  00204C107                                     Page 4 of 12 Pages

1.  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        LFSRI II Alternative Partnership L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO, BK

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           7,595,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        7,595,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,595,069 shares of Common Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No.  00204C107                                     Page 5 of 12 Pages

1.  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        LFSRI II - CADIM Alternative Partnership L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO, BK

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           7,595,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        7,595,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,595,069 shares of Common Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.5%

14. TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No.  00204C107                                     Page 6 of 12 Pages

1.  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        Lazard Freres Real Estate Investors L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO, BK

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           8,345,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        8,345,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,345,069 shares of Common Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.8%

14. TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No.  00204C107                                     Page 7 of 12 Pages

1.  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        Lazard Freres & Co. LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO, BK

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           8,345,069 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        8,345,069 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,345,069 shares of Common Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.8%

14. TYPE OF REPORTING PERSON

        OO

                             SCHEDULE 13D

CUSIP No.  00204C107                                     Page 8 of 12 Pages

1.  NAME OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        LFSRI II Assisted Living LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        OO

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES               -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH           750,000 shares of Common Stock

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH             -0-

                10. SHARED DISPOSITIVE POWER

                        750,000 shares of Common Stock

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        750,000 shares of Common Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                 [X]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.1%

14. TYPE OF REPORTING PERSON

        OO

          This Amendment No. 16 to Schedule 13D (this "Amendment") is filed by Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("LFSRI II AP"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("LFSRI CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), Lazard Freres & Co. LLC, a New York limited liability company ("Lazard") and LFSRI II Assisted Living LLC, a Delaware limited liability company ("LFSRI II AL", and together with Prometheus, LFSRI, LFSRI II AP, LFSRI CADIM, LFREI and Lazard, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the
Schedule 13D, as amended, originally filed by Prometheus and LFREI on July 23, 1997 (as amended, the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended to add the following:

          As of October 7, 2002, Atria, Inc., Kapson Senior Quarters Corp. and the Company entered into a letter agreement, which is attached hereto as Exhibit 1 (the "Letter Agreement"), extending the term of a certain confidentiality/non-disclosure agreement, filed as Exhibit 1 to Amendment No. 13 to the Initial Schedule 13D (the "Confidentiality Agreement"), from November 15, 2002 until March 31, 2003.

          On October 7, 2002, Prometheus and the Company entered into a confidentiality/non-disclosure agreement, which is attached hereto as
Exhibit 2 (the "Prometheus Confidentiality Agreement"). Pursuant to the Prometheus Confidentiality Agreement, the Company and Prometheus will exchange confidential information regarding a possible negotiated transaction between the Company and Prometheus.

          All references to the Letter Agreement and/or the Prometheus Confidentiality Agreement contained herein are qualified in their entirety by reference to the complete text of those agreements, which are attached hereto as Exhibits 1 and 2, respectively, and are each incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended to add the following:

          On October 7, 2002, Prometheus and the Company entered into the Prometheus Confidentiality Agreement (see Item 4) on substantially the same terms as the Confidentiality Agreement. Pursuant to the Prometheus Confidentiality Agreement, Prometheus and the Company have made certain agreements with respect to, among other things, additional restrictions on the further acquisition of the Company's Common Stock by Prometheus, LFREI and other controlled affiliates of Prometheus and LFREI for one year following the execution of the Confidentiality Agreement. All references to the Prometheus Confidentiality Agreement contained herein are qualified in their entirety by reference to the complete text thereof, which is attached hereto as Exhibit 2 and incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Letter Agreement, dated as of October 7, 2002, between Atria, Inc., Kapson Senior Quarters Corp. and ARV Assisted Living, Inc.

          Exhibit 2. Confidentiality/Non-Disclosure Agreement, dated October 7, 2002, between Prometheus Assisted Living LLC and ARV Assisted Living, Inc.

                                 SIGNATURE


          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 16, 2002


                       PROMETHEUS ASSISTED LIVING LLC

                         By:  LF Strategic Realty Investors II L.P.,
                              its managing member

                              By: Lazard Freres Real Estate Investors L.L.C. its general partner

                                   By:  /s/ John A. Moore
                                      ----------------------------------------
                                       Name:  John A. Moore
                                       Title: Managing Principal & Chief
                                              Financial Officer


                        LF STRATEGIC REALTY INVESTORS II L.P.

                          By: Lazard Freres Real Estate Investors L.L.C., its general partner

                               By:    /s/ John A. Moore
                                  --------------------------------------------
                                   Name:  John A. Moore
                                   Title: Managing Principal & Chief
                                          Financial Officer


                        LFSRI II ALTERNATIVE PARTNERSHIP L.P.

                          By: Lazard Freres Real Estate Investors L.L.C., its general partner

                               By:    /s/ John A. Moore
                                  --------------------------------------------
                                   Name:  John A. Moore
                                   Title: Managing Principal & Chief
                                          Financial Officer


                        LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                          By: Lazard Freres Real Estate Investors L.L.C., its general partner

                               By:    /s/ John A. Moore
                                  -------------------------------------------
                                   Name:  John A. Moore
                                   Title: Managing Principal & Chief
                                          Financial Officer


                        LAZARD FRERES REAL ESTATE INVESTORS L.L.C.

                               By:    /s/ John A. Moore
                                  --------------------------------------------
                                   Name:   John A. Moore
                                   Title:  Managing Principal & Chief
                                           Financial Officer


                        LAZARD FRERES & CO. LLC

                               By:    /s/ Scott D. Hoffman
                                  ---------------------------------------------
                                   Name:   Scott D. Hoffman
                                   Title:  Managing Director


                        LFSRI II ASSISTED LIVING LLC

                          By:  LF Strategic Realty Investors II L.P.,
                               its managing member

                               By: Lazard Freres Real Estate Investors L.L.C. its general partner

                                    By:  /s/ John A. Moore
                                       ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Managing Principal & Chief
                                                Financial Officer